SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2013
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

IR 12/13

Copel’s electricity sales to final customers grew by 9.3% in 1H13

This report analyzes the performance of Copel’s electricity market between January and June 2013 and all comparisons refer to the same period in 2012.

Copel’s electricity sales to final customers, composed by Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão’s sales in the free market, increased by 9.3% between January and June. The captive market consumed 11,379 GWh, 2.0% down, while Copel Geração e Transmissão’s free market sales grew by 212.7%, reaching 2,025 GWh in the same period.

						Energy Sold (GWh)
	1Q13	1Q12%		2Q13	2Q12%		1H13	1H12%
Captive Market - Copel Distribuição	5,776	5,912	(2.3)	5,603	5,705	(1.8)	11,379	11,617	(2.0)
Free Customers - Copel GeT	1,009	319	216.3	1,016	329	209.3	2,025	648	212.7
Energy Supply	6,785	6,231	8.9	6,619	6,033	9.7	13,404	12,265	9.3

Captive Market – Copel Distribuição

The residential segment consumed 3,396 GWh, 4.6% up, chiefly due to the 3.7% increase in the number of residential customers, and the 1.0% upturn in average consumption, due to the higher income and the maintenance of high employment levels in the period. At the end of June, this segment accounted for 29.8% of Copel’s captive market, totaling 3,250,753 residential customers.

The industrial segment consumed 3,242 GWh, 12.3% down, chiefly due to the migration of large industrial customers to the free market. At the end of the period, this segment represented 28.5% of Copel’s captive market, with the company supplying power to 90,472 industrial customers.

The commercial segment consumed 2,551 GWh, 0.8% up. At the end of June, this segment represented 22.4% of Copel’s captive market, with the company supplying power to 332,585 customers.

The rural segment consumed 1,072 GWh, growing by 2.2%, mainly due to the strong performance of agribusiness in the State of Paraná in the first half of 2013. At the end of June, this segment represented 9.4% of Copel’s captive market, with the company supplying power to 367,741 rural customers.

Other segments (public agencies, public lighting, public services and own consumption) consumed 1,118 GWh, 2.3% up in the period. These segments jointly account for 9.9% of Copel’s captive market, totaling 55,019 customers at the end of the period.

Figures are subject to rounding.

The following table shows captive market trends by consumption segment:

	Number of Customers/ Agreements					Energy Sold (GWh)
	Jun/13	Jun/12%		2Q13	2Q12%		1H13	1H12%
Residential	3,250,753	3,135,696	3.7	1,670	1,594	4.8	3,396	3,247	4.6
Industrial	90,472	83,186	8.8	1,640	1,860	(11.8)	3,242	3,696	(12.3)
Commercial	332,585	323,493	2.8	1,227	1,208	1.6	2,551	2,532	0.8
Rural	367,741	376,473	(2.3)	500	496	0.8	1,072	1,049	2.2
Other	55,019	52,585	4.6	565	547	3.3	1,118	1,093	2.3
Captive Market	4,096,570	3,971,433	3.2	5,603	5,705	(1.8)	11,379	11,617	(2.0)

Copel Distribuição - Grid Market (TUSD)

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the State of Paraná, and all free consumers within the Company’s concession area, grew by 3.3%, as shown in the following table:

	Number of Customers/ Agreements					Energy Sold (GWh)
	Jun/13	Jun/12%		2Q13	2Q12%		1H13	1H12%
Captive Market	4,096,570	3,971,433	3.2	5,603	5,705	(1.8)	11,379	11,617	(2.0)
Concessionaries
	4	4	-	169	160	5.0	326	310	5.0
and Licensees
Free Customers*	114	54	111.1	1,137	767	48.2	2,084	1,420	46.8
Mercado Fio	4,096,688	3,971,491	3.2	6,909	6,632	4.2	13,789	13,347	3.3
* All free customers served by Copel GeT and other suppliers at the Copel DIS concession area.

Copel’s Consolidated Market

The following table shows Copel’s total electricity sales broken down between Copel Distribuição and Copel Geração e Transmissão:

	Number of Customers/ Agreements					Energy Sold (GWh)
	Jun/13	Jun/12%		2Q13	2Q12%		1H13	1H12%
Copel DIS
Captive Market	4,096,570	3,971,433	3.2	5,603	5,705	(1.8)	11,379	11,617	(2.0)
Concessionaries and Licensees	4	4	-	169	160	5.0	326	310	5.0
CCEE (MCP)	-	-	-	44	21	111	44	21	110.8
Total Copel DIS	4,096,574	3,971,437	3.2	5,816	5,886	(1.2)	11,749	11,948	(1.7)
Copel GeT
CCEAR (Copel DIS)	1	1	-	202	316	(36.0)	433	662	(34.6)
CCEAR (other concessionaries)	36	37	(2.7)	1,529	3,287	(53.5)	3,213	6,799	(52.7)
Free Customers	29	14	107.1	1,016	329	209.3	2,025	648	212.7
Bilateral Agreements *	21	3	600.0	1,203	299	302.7	2,602	548	375.0
CCEE (MCP)	-	-	-	19	45	(57.6)	1,809	45	-
Total Copel GeT	87	55	58.2	3,969	4,276	(7.2)	10,082	8,702	15.9
Total Copel Consolidated	4,096,661	3,971,492	3.2	9,785	10,162	(3.7)	21,831	20,650	5.7
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
CCEE: Electric Pow er Trade Chamber
CCEAR: Energy Purchase Agreements in the Regulated Market
MCP: Short Term Market
*Includes Short Term Sales Agreements

Curitiba, July 29, 2013

Luiz Eduardo da Veiga Sebastiani
Chief Financial, Investor Relations and Control of Holdings Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2013

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Lindolfo Zimmer
Lindolfo Zimmer CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.